UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Plainview Beef Co LLC

Legal status of issuer

> *Form*
> General Partnership

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> January 12, 2024

Physical address of issuer
12501 S. Florence , Jenks, OK 74037

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,648,339.52	$988,293.00
Cash & Cash Equivalents	$159,252.82	$327,428.37
Accounts Receivable	$6,250.00	0
Short-term Debt	$195,990.42	$2,017.00
Long-term Debt	0	0
Revenues/Sales	$501,446.34	0
Cost of Goods Sold	$93,933	0
Taxes Paid	$10,744.51	0
Net Income	-$540,990.79	-$304,634.00


April 21, 2026

FORM C-AR

Plainview Beef Co LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Plainview Beef Co LLC , a Delaware General Partnership (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at plainviewbeef.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Plainview Beef Co LLC (the "Company") is a Delaware General Partnership, formed on January 12, 2024.

The Company is located at 12501 S. Florence , Jenks, OK 74037.

The Company's website is plainviewbeef.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Plainview Beef Co LLC has successfully transitioned from a pre-revenue startup to an operational company generating revenue through two distinct product lines. Following the successful completion of our Seed Regulation CF offering in May 2024, we have achieved all major operational milestones including cattle harvesting, premium beef sales, and the launch of our tallow-based skincare product line.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry
In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have

commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, and basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Customers often finance purchases of our products, particularly beef boxes and premium steaks. Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, which could adversely affect our business success.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural

disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for premium meat and beef products and have also resulted in increased costs for us and the Beef industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the Beef industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the Beef industry. Terrorist- sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other Beef industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. While our operation has tremendously reduces the GHG burden when compared to standard cattle operations we are still susceptible to various industry targets and mandates on methane reduction.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Gabriel Orr, Debra Sweeney, and Ryan Daubert who are Chief Executive Officer and Co-Manager, Customer Support Officer and Co-Manager, and Farm Operations Manager. The Company has or intends to enter into employment agreements with Gabriel Orr, Debra Sweeney, and Ryan Daubert although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gabriel Orr, Debra Sweeney, and Ryan Daubert or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital. This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Gabriel Orr, Debra Sweeney, and Ryan Daubert in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Gabriel Orr, Debra Sweeney, and Ryan Daubert die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes across the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or

material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such

as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions

to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID- 19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability. We purchase the raw materials used in the making of our snack sticks including organic spices and other ingredients from a number of domestic and foreign third- party suppliers. The demand for beef snacks is rapidly growing in the United States has increased due to the success and growth of beef stick companies and the popularity of these among parents and kids in the United States. Currently in U.S. cattle are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beef industry is currently facing a shortage, during which times other beef companies with greater financial resources than us purchased large

quantities of cattle, and could hinder our ability to expand. In addition, we are dependent on many agricultural products and therefore many outside factors, including weather conditions, farmers rotating out wheat or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the wheat, barley and grazing crops each year, and significant failure of a crops would adversely affect our costs.

The process of growing our own cattle feed utilizes a large amount of water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of our sprouts from the farm in Kansas . This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source feed in the future.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional producers or other distributors having established sales, marketing and distribution organizations. Many beef distributors are affiliated with and manufacture and/or distribute other beef products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.

We rely on third parties, called co-packers in our industry, to produce our products. We currently have 1 co-packing agreement for our products. Our co-packing agreement with our principal co-packer started in July of 2025 and unless either party provides notice of cancellation at least 30 calendar days prior to the end of the initial term or subsequent extension period. Our dependence on co- packers puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as snack and skin care that have the potential to provide incremental sales growth rather than reduce distributors' existing sales for these product lines. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing cuts of beef or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

the introduction of competitive products;

changes in consumer preferences among beef products;

changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

changes in awareness of the social effects of farming and food production;

changes in consumer perception about trendy snack products;

changes in consumer perception regarding the healthfulness of our products;

the level and effectiveness of our sales and marketing efforts;

any unfavorable publicity regarding beef products or similar products;

any unfavorable publicity regarding our brand;

litigation or threats of litigation with respect to our products;

the price of our products relative to other competing products;

price increases resulting from rising commodity costs;

any changes in government policies and practices related to our products, labeling and markets;

regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

new science or research that disputes the healthfulness of our products.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non- compliance could harm our business.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The organic spices and other cattle feed used to grow the cattle are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as diesel, natural gas, and propane are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, diesel and natural gas are key manufacturing inputs, and have historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as beef and by-product sales where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill

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their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships. Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

There are general economic risks associated with the online sales and direct to consumer industry. Food sales are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise beef prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

food safety concerns, including food tampering or contamination;

food-borne illness incidents;

the safety of the food commodities we use, particularly beef;

guest injury;

security breaches of confidential guest or employee information;

employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

government or industry findings concerning food businesses operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.

We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be sold to our customers. If our customers become ill from food-borne illnesses, we could be forced to repay damages. Furthermore, any instances of food contamination, whether or not as a

result of our direct mismanagement or not could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA"). Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications. Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results. We would be at risk both with our beef deliveries to end customers and also the ingredents we use to make our shelf stable beef sticks and tallow products.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property and are located on a leased premises. Our lease has a term of 1 year and provides for renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the operation, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.

Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef and grains for growing cattle feed. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The beef industry is subject to extensive federal, state and local laws and regulations, including the comprehensive reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. All states have required beef companies to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the INS and must comply with federal immigration law.

Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Legislation and regulations requiring the display and provision of nutritional information for our product offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our product offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations. We serve beef, snack sticks, and skin care products. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted labeling laws requiring multi-unit operators to disclose certain nutritional information to customers or have enacted legislation restricting the use of certain types of ingredients in beef snacks. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain companies to post certain nutritional information on their food items. The imposition of labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the food industry in general.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the first and fourth quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our farm/ranch is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.

Our financial performance dependent on our farm/ranch located in Kansas. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we experienced a record amount of rainfall over the last 12 months which has at times caused increased pressure on our livestock and employees.

Livestock loss condition associated with adverse weather, disease resulting from adverse weather and predation by federally protected species.

Some adverse weather events include hurricanes, floods, blizzards, wildfires, extreme heat or cold, tornados, and an array of other weather events which unexpectedly occur. We cannot be compensated for above-average mortality levels in our herd of cattle if there is not a loss condition to accompany it.

For example, extremely low temperatures and increased moisture compromise the immunological robustness of animals and create more favorable conditions for pathogens. This adverse weather event results in ideal growing conditions for larkspur, which is extremely toxic to cattie. During this loss period, larkspur would be growing more abundantly, and therefore, increased consumption by livestock would result in increased mortality rates. These conditions increase the mortality rate beyond what is attributable to just the extreme cold.

In addition, drought can cause significant damage to pasture and native rangeland. As a result, cattle and other grazing livestock inventories may be intentionally reduced to avoid overgrazing on that land, or abnormal hay supplementation may occur.

The seasonality of our business places increased strain on our operations.

A disproportionate amount of our sales normally occur during our certain times of the year. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In

addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.

We purchase the majority of our cattle opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory. If we are unable to provide frequent replenishment of our cattle herd, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely

interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services. Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of packaging and film from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption,

environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

We may experience difficulty in raising adequate capital through this offering and by attempting to obtain a line of credit.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research, development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our fixture capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our feed centers which will directly affect the number of cattle we can raise and market to our end consumers, and subsequently may materially harm our business, financial condition and results of operations.

In order for the company to grow and reach its goals we must be able to recruit and identify qualified personnel.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We may face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our beef products is highly competitive.

The Company intends to offer healthier, better-tasting beef products. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved beef products and thus may be better equipped than us to develop and commercialize their beef product lines. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our beef products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide feed stock for our cattle operations, which is the major source of differentiation from our competition.

We depend on these feed service providers to meet our cattle nutrition related demands and help them gain the adequate weight needed to produce our beef products. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon feed supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate feed production for our cattle do not provide feed quantity and quality enough to meet the cattle's nutritional

requirements helping them perform to our expectations. Our feed suppliers may be less likely than us to be ab le to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular green sprouted cattle feed.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services such as monitoring the production of premium grade feed and monitoring our cattle feeding process.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, and/or a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of health focused Beef products our business depends on developing and maintaining close and productive relationships with our vendors particularly with regard Io the acquisition of cattle, the development of our cattle and the acquisition of premium grade cattle feed.

We depend on our vendors to sell us quality products at favorable prices particularly with regard to the purchase of cattle and premium grade cattle feed. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality products at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products.

Quality management plays an essential role in determining and meeting customer requirements, preventing sub-standard or unhealthy products and improving the Company's products and services.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the lo ss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source cattle and other feedstocks from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our cattle, we may be subject to faulty, spoiled or tainted cattle and feedstock inputs, which would negatively affect our end beef products to our consumers. This could decrease customer demand for our products. In addition, if there are serious illness or injury due to our beef products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

In general, demand for our beef products and beef delivery services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

We will receive and store individually identifiable data associated with our customers, vendors and potential investors. Costs associated with information security — such as investment in technology, the costs of compliance with consumer protection laws and privacy laws, and costs resulting from consumer fraud — could cause our business and results of operations to suffer materially. Additionally, the success of our online operations relating to purchasing and the delivery of our beef pro ducts depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations we collect and store certain personal information that our investors and customers provide to purchase products or services enroll in promotional programs, register on our web site or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business,

financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The risk of death loss in our cattle herd.

The risk of substantial death loss due to disease remains low with typical industry averages for death loss are below 3%, catastrophic events are noted in modem times. A direct economic impact of clinical and subclinical livestock disease conditions is the loss of, or reduced efficiency of, production. Lost production would negatively impact the Company. The magnitude of the economic burden will depend on production conditions and market circumstances.

Many of the risks of raising cattle may not be covered by available risk abatement options such as insurance in a cost-effective manner.

There are numerous potential sources of risk abatement available in tire cattle industry, and management of the Company, with the assistance of its industry expert advisers, is reviewing all credible alternatives. There is no assurance that risk abatement options, including insurance and governmental programs, are available to cover all risks. Further, risk abatement options may be available but may not be financially feasible. For these reasons, we can make no assurances that the risks of operating our business, many of which are discussed herein, can be hedged by risk abatement plans and programs.

Our beef cattle business uses 3rd party processing plants to package and age the Beef we produce.

We compete with large producers and other cattle producers for such business, which may be in limited supply. If we are unable to achieve cattle volumes on feed it could affect our ability to achieve commercially reasonable prices for processing and packaging, which could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We are heavily dependent on our ability to distribute directly to our consumers.

In the United States, where substantially all of our beef will be sold, we must build our consumer demand from scratch. We currently have a limited network of relationships, and our sustained growth will require us to build and maintain a much larger pool of relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to build and maintain a distribution network for our beef products and/or secure additional distribution contracts on terms favorable to us, or at all.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beef can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation or failure to meet reasonable contractual requirements) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beef supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, when we have entered contractual relationships with potential distributors, state law in various jurisdictions may limit our

exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beef distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our Beef cattle operations in the event that we change our business model for outsourcing managing the cattle, for harvesting the cattIe and for shipping Beef products.

Federal, state and local laws and regulations govern the production and distribution of beef, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. If we change our business model, then we may have to obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Trade Bureau, the Food and Drug Administration, state regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may cause the Trade Bureau or any state or jurisdiction to revoke its permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We may experience a shortage of seed, hay or cattle necessary to distribute beef.

We can only distribute our beef through dependence on third parties. If beef demand increases, we may experience a shortage of available inputs needed to fill sales orders. If we cannot meet our cattle requirements through purchases, we may be required to delay some of our beef shipments. Such delays could have an adverse impact on sales and relationships with customers and potential wholesalers.

The beef cattle business is somewhat seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Inability to secure beef-packers for our products could impair our operations and substantially reduce our financial results. We rely on third parties, called beef packers in our industry to process our products. We currently have three parties interested in packing our beef. These packers will only enter into an agreement with us should we be able to produce the volume of cattle necessary to enter into such an agreement. Such agreements will take several calendar days prior to initiation to secure and once the initial term ends a subsequent extension period will need to be negotiated. Our dependence on beef packers puts us at substantial risk in our operations. If we are unable to build these relationships on an ongoing basis, we may be unable to establish such relationships on favorable terms, if at all.

The inability to attract or the loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We will seek to expand distribution of our products by entering strategic arrangements with restaurants or other direct store delivery distributors that have established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beef products. In many cases, such products compete directly with our products. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of

our competitors, our business, financial condition and results of operations could be adversely affected.

We acknowledge the litigation risk to future operations.

The Company acknowledges that its business operations may expose it to various litigation risks, including but not limited to:

Regulatory Compliance: Potential legal actions arising from alleged non-compliance with applicable laws and regulations.

Contractual Disputes: Risks associated with disagreements or breaches of contractual obligations.

Employment Practices: Exposure to claims related to employment practices, including but not limited to discrimination, harassment, or wrongful termination.

Intellectual Property: Potential litigation concerning the infringement or misappropriation of intellectual property rights.

Product Liability: Risks related to claims arising from alleged defects or failures in the

Company's products or services.

The impact of such Litigation Risks can significantly affect the company's ability to survive. The Company recognizes that litigation risks may have significant impacts, including:

Financial Impact: Costs associated with legal defense, settlements, or judgments.

Reputational Damage: Potential harm to the Company's public image and brand value.

Operational Disruption: Diversion of management attention and resources from core business activities.

While the Company endeavors to mitigate litigation risks through the strategies outlined above, it cannot guarantee that it will be free from legal actions or claims.

We rely in part, on our third-party providers to maintain the quality of our products; these providers include the provider of our sprouts the companies harvesting the cattle butchering the meat storing, the beef packaging the beef and shipping the beef products.

The failure or inability of these parties to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Each third-party will be required to maintain the quality of our products and to comply with our product specifications and requirements under their certification. Each third party may also be required to comply with all federal, state and local laws with respect to food safety. However, our third parties may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. It could also create food safety issues,

especially on the storage, packaging and shipment of beef products. We would have these same issues with any new service providers, and they may be exacerbated due to the newness of the relationship. The failure of any provider to produce end products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Plainview Beef Co LLC has successfully transitioned from a pre-revenue startup to an operational company generating revenue through two distinct product lines. Following the successful completion of our Series A Regulation CF offering in May 2024, we have achieved all major operational milestones including cattle harvesting, premium beef sales, and the launch of our tallow-based skincare product line.

Co-Issuer

Legal Name: PLAINVIEW BEEF 2025 CF2 SPV LLC

Type of Business: General Partnership

Formed:

Address: 12501 S FLORENCE

Optional Address:

Country: DE

City: JENKS

State: OK

Zipcode: 74037

Phone Number:

Contact:

Website: WWW.PLAINVIEWBEEF.COM

Business Plan

Plainview Beef Co. LLC has successfully transitioned from a pre-revenue startup into a revenue-generating operation with two established product lines. Following the successful close of our first seed round of Regulation CF offering in April 2025, we have executed on all major operational milestones: consistent cattle harvesting, strong premium beef sales, and the successful launch of our tallow-based skincare line.

Customer feedback and repeat purchase rates have validated the superior quality and flavor of our sprout-finished, nutrient-dense beef compared to conventional grass-fed options, supporting premium pricing and excellent retention. Our skincare products have further demonstrated our ability to extract maximum value from the entire animal while tapping into the rapidly growing natural wellness market.

This offering will fuel the next phase of growth by:

- Scaling cattle inventory and processing capacity to meet rising demand
- Enhancing our direct-to-consumer e-commerce platform and customer experience
- Building wholesale and distribution channels to expand market reach

We are leveraging proven product-market fit, operational execution, and a clear path to profitability to drive significant scale while maintaining our commitment to exceptional quality and regenerative practices.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gabriel Orr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Co-Manager, Inception-Present Since founding the Company, he has successfully led the transition from concept to operational profitability, demonstrating strong execution capabilities across facility development, technology implementation, and market development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: PlainView Beef Co LLC, CEO, Co-Manager, Jan. 2024 – Present. Responsibilities: Serving as CEO Name of Entity: Precision Capital Ventures, LLC Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities. Title: Managing Member Dates of Service: 2021 – 2024 Responsibilities: Manage venture development firm which evaluates and works toward securing various investment opportunities. Name of Entity: Cornerstone Energy Development, Inc. Principal Business of Entity: Development, management and exit of wind energy projects

Title: Managing Director Dates of Service: 2011-2018; Consultant, 2018-2022 Responsibilities: Developed and assisted in handover of $220 million wind energy project in Philippines.

Education

Master of Business Administration and Finance from Oral Roberts University, and Bachelor of Science in Finance from Oral Roberts University.

Name

Debra Sweeney

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Customer Support Officer and Co-Manager, Inception - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: PlainView Beef Co. LLC, Co-Manager, Member of the Board of Directors and CMO, Dates of Service: Jan. 2024 – Present. Responsibilities: Serving as CMO Employer: Rosie's Farm Properties Principal Business of Entity: To own and develop controlled environment agriculture for both animal and human consumption. Title: CEO Responsibilities: Handled the majority of administration functions, while securing future possibilities through networking, grants, and future minded endeavors. Dates of Service: 2021- Present Employer: Self Principal Business of Entity: Worked with APEX insurance Derrick Lopez to offer Life Insurance and Medicare Policies to our clients. Title: Insurance Agent (Health and Life); Responsibilities: Focused on providing insurance for the senior market including both final expense and Medicare. Dates of Service: 2016-Present

Education

UCLA; Certificate of Early Childhood Education Teaching and Certificate of Early Childhood Education Administration Pacific Oaks College; B ABLE program Nevada Real Estate Course Insurance Course for Life and Health Insurance AHIP Medicare education classes

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gabriel Orr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Co-Manager, Inception-Present Since founding the Company, he has successfully led the transition from concept to operational profitability, demonstrating strong execution capabilities across facility development, technology implementation, and market development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: PlainView Beef Co LLC, CEO, Co-Manager, Jan. 2024 – Present. Responsibilities: Serving as CEO Name of Entity: Precision Capital Ventures, LLC Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities. Title: Managing Member Dates of Service: 2021 – 2024 Responsibilities: Manage venture development firm which evaluates and works toward securing various investment opportunities. Name of Entity: Cornerstone Energy Development, Inc. Principal Business of Entity: Development, management and exit of wind energy projects Title: Managing Director Dates of Service: 2011-2018; Consultant, 2018-2022 Responsibilities: Developed and assisted in handover of $220 million wind energy project in Philippines.

Education

Master of Business Administration and Finance from Oral Roberts University, and Bachelor of Science in Finance from Oral Roberts University.

Name

Debra Sweeney

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Customer Support Officer and Co-Manager, Inception - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: PlainView Beef Co. LLC, Co-Manager, Member of the Board of Directors and CMO, Dates of Service: Jan. 2024 – Present. Responsibilities: Serving as CMO Employer: Rosie's Farm Properties Principal Business of Entity: To own and develop controlled environment agriculture for both animal and human consumption. Title: CEO Responsibilities: Handled the majority of administration functions, while securing future possibilities through networking, grants, and future minded endeavors. Dates of Service: 2021- Present Employer: Self Principal Business of Entity: Worked with APEX insurance Derrick Lopez to offer Life Insurance and Medicare Policies to our clients. Title: Insurance Agent (Health and Life); Responsibilities: Focused on providing insurance for the senior market including both final expense and Medicare. Dates of Service: 2016-Present

Education

UCLA; Certificate of Early Childhood Education Teaching and Certificate of Early Childhood Education Administration Pacific Oaks College; B ABLE program Nevada Real Estate Course Insurance Course for Life and Health Insurance AHIP Medicare education classes

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	15,308,622.0
Voting Rights	Holders of Common Units have no voting rights, with the exceptions that: (i) holders may vote to elect a successor Manager in the event that the position is vacant pursuant of the terms of the LLC Agreement for the Company; (ii) holders of Common Units may be asked to approve Affiliated Party transactions in the event that there are no Board members who are disinterested; (iii) an amendment to the LLC Agreement is proposed that that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class, or (iv) there may be other situations where the Board decides to seek Member approval. Further, there are also non-voting Common Units issued to Members other than Investors which do not have voting rights in any event. The Company and the Co-Issuer each have an Operating Agreement in place.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	They are the same securities.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	
Amount outstanding	
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Units	3,058,042.0	$2,322,650.00	Initial operations and product development	May 9, 2024	Regulation CF
Common Units	TBD	$TBD	Intermediary fees, general marketing, equipment purchases, general working capital, and cattle inventory and operations	August 27, 2025	Regulation CF

Ownership

Key Components of Ownership Structure Ownership is divided into Units, namely Common Units, which represent the economic and voting interests in the Company. The Company may issue Incentive Units to employees, officers, or consultants as part of a Board-approved plan. Initial Members contributed their rights, title, and interests in Plainview Beef 2024 CF SPV LLC (PVB SPV), a Delaware LLC, was formed as a crowdfunding special purpose vehicle to facilitate the Company's Regulation CF offering in 2024. PVB SPV acquired Common Units of Plainview Beef Co LLC and issued an equivalent number of its own Common Units to investors, maintaining a one-to-one relationship. PVB SPV investors are considered Members of the SPV, not directly of Plainview Beef Co LLC, but their economic interests are tied to the company's Common Units through the SPV's holdings. Ownership of the Co-Issuer The Co-Issuer will be owned 100% by the Investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Gabriel Orr	22.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Plainview Beef Co. LLC has made significant progress since its formation in 2024. Following our initial Regulation CF raise of approximately $2 million, we commenced operations in July 2024. Key milestones include:

- Installed sprout-growing equipment in October 2024 to support our controlled-environment agriculture feed system.

- Acquired our first 118 head of cattle on November 2, 2024.

- Successfully harvested and sold our first batches of sprout-finished beef and launched our tallow-based skincare line.

- As of December 31, 2024, the company reported a net loss of $304,633.92, primarily due to startup costs.

We are now a revenue-generating company with two product lines — premium sprout-finished beef and high-margin tallow skincare — and have met all major operational milestones outlined in our prior offering.

Operational Challenges As an early-stage company in a competitive industry, we face typical startup risks, including:

- Limited operating history and the inherent challenges of scaling a new livestock and processing operation.

- Reliance on third-party suppliers for cattle, processing, transportation, and distribution.

- Need to consistently deliver superior tenderness, flavor, and nutritional quality without hormones, steroids, or antibiotics.

- Building consumer demand for our differentiated "sprout-finished" beef in a crowded grass-fed market.

Primary Business Objectives – Next 12 Months

- Significantly grow revenue through expanded wholesale, retail, and direct-to-consumer channels.

- Scale tallow production and sales (currently our highest-margin and fastest-growing segment).

- Increase customer base and repeat purchase rates through targeted marketing.

- Improve gross margins via vertical integration, feed efficiency, and cost controls.

- Secure additional growth capital to support disciplined herd expansion.

Key Steps Management Intends to Take

Revenue Growth & Channel Expansion

- Launch a new digital marketing and customer outreach campaign in May 2026.

- Expand wholesale partnerships, including white-label tallow opportunities and retail placement.

- Strengthen direct-to-consumer sales through website enhancements and subscription models.

- Leverage strong word-of-mouth and existing customer loyalty, which already drive the majority of sales.

Margin Improvement

- Continue optimizing our patented sprout-finishing process for better feed efficiency and nutrient density.

- Increase production of high-margin tallow products (skincare balms and culinary tallow).

- Negotiate improved supplier terms and tighten cost controls.

Operational Scaling

- Grow cattle inventory in a measured way while maintaining strict quality standards.

- Invest in manufacturing and packaging capacity to support higher volume.

- Enhance internal systems for inventory, fulfillment, and customer analytics.

Capital & Financial Discipline

- Deploy current offering proceeds primarily toward infrastructure, marketing, inventory, and working capital.

- Maintain strict oversight of monthly burn rate while prioritizing revenue-generating initiatives.

- Track key performance metrics (CAC, repeat rate, gross margin, contribution margin) monthly.

We expect continued revenue growth and improving gross margins over the next 12 months. While we will remain in investment mode to build scale, management believes meaningful profitability is achievable in 2027–2028 as we reach targeted volumes in both beef and tallow. We are committed to regular transparency and investor updates on progress.

Liquidity and Capital Resources

On May 9, 2024 the Company conducted an offering pursuant to Regulation CF and has raised $2,322,650.00 since that time.

On August 27, 2025 the Company conducted an offering pursuant to Regulation CF and raised $TBD.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Personal Loans

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/EntityGabriel OrrRelationship to the CompanyCEOTotal amount of money involved200,000Benefits or compensation received by related person3.59%Benefits or compensation received by CompanyUse of ProceedsDescription of the transactionPersonal Loan to the companyRelated Person/EntityBrent OrrRelationship to the CompanyAdvisorTotal amount of money involved90,000Benefits or compensation received by related person3.59%Benefits or compensation received by CompanyUse of ProceedsDescription of the transactionPersonal Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gabriel Orr (Signature)Gabriel Orr (Name)CEO and Co-Manager (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

PLAINVIEW BEEF CO LLC
Balance Sheet
As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
Charles Schwab	4,163.53
First FarmBank Checking	155,089.29
Total Bank Accounts	$ 159,252.82
Accounts Receivable	
Accounts Receivable (A/R)	6,250.00
Total Accounts Receivable	$ 6,250.00
Other Current Assets	
Investment - Charles Schwab	46,970.60
Livestock	266,989.09
Meat & By-Product Inventory	358,080.00
Packaging Supplies Inventory	15,370.00
Wheat Seed Inventory	34,086.06
Total Other Current Assets	$ 721,495.75
Total Current Assets	$ 886,998.57
Fixed Assets	
Depreciable Assets	
GPS Collars	54,036.33
Growing Center	168,332.63
Machinery & Equipment	390,735.45
Pens	55,732.99
Solar Components	24,750.00
Vehicles	55,514.00
Total Depreciable Assets	$ 749,101.40
zAccumulated Depreciation	-118,231.00
Total Fixed Assets	$ 630,870.40
Other Assets	
Deferred Fees for Capital Raise	95,317.72
Deferred Receivable - Employee	35,152.83
Total Other Assets	$ 130,470.55
TOTAL ASSETS	$ 1,648,339.52
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CapitalOne Credit Card	5,990.42
Total Credit Cards	$ 5,990.42
Other Current Liabilities	
Note Payable - Brent Orr	40,000.00
Note Payable - Gabe Orr	150,000.00
Total Other Current Liabilities	$ 190,000.00
Total Current Liabilities	$ 195,990.42
Total Liabilities	$ 195,990.42
Equity	
Capital Accounts	1,513,796.29
Total Capital Accounts	$ 1,513,796.29
Retained Earnings	490,119.79
Net Income	-551,566.98
Total Equity	$ 1,452,349.10
TOTAL LIABILITIES AND EQUITY	$ 1,648,339.52

PLAINVIEW BEEF CO LLC

Profit and Loss

January - December 2025

	TOTAL
Income	
Credit Card Cashback	6,555.04
Sales of Product Income	484,569.31
Services	-254.20
Total Income	**$490,870.15**
Cost of Goods Sold	
Cost of Cattle Processed	93,933.00
Total Cost of Goods Sold	**$93,933.00**
GROSS PROFIT	**$396,937.15**
Expenses	
Advertising Expense	162,083.38
Bank Service Charges	894.70
Contract Labor	87,969.02
Depreciation Expense	108,414.00
Employee Benefits	18,398.57
Equipment Rental	23,119.57
Feed Expense	34,888.08
Freight & Trucking	22,658.97
Gasoline, Fuel and Oil	31,468.22
Insurance Expense	11,103.27
Licenses & Fees	12,748.70
Meals	3,505.05
Office Supplies	282.08
Packaging Supplies	35,753.17
Payroll Expenses	
Processing Fee	1,179.86
Salaries & Wages	123,382.02
Taxes	1,137.79
1. Social Security	7,649.68
2. Medicare	1,743.73
3. FUTA	213.31
Total Taxes	**10,744.51**
Total Payroll Expenses	**135,306.39**
Processing Expense	63,357.95
Professional Fees	-550.00
Accounting Services	29,600.00
Consulting	7,500.00
Grant Consulting Services	3,000.00
Legal Services	40,124.44
Total Professional Fees	**79,674.44**

PLAINVIEW BEEF CO LLC

Profit and Loss

January - December 2025

	TOTAL
Rent Expense	
Rent - Processing Plant	16,000.00
Total Rent Expense	**16,000.00**
Sales Commission	4,358.17
Shipping, Freight & Delivery	16,785.83
Subscriptions	18,704.04
Supplies	29,579.32
Travel Expense	841.10
Airfare	417.98
Hotels	6,999.66
Lodging	161.12
Parking & Tolls	303.52
Rental Car	304.60
Total Travel Expense	**9,027.98**
Utilities	277.45
Electricity	21,940.34
Propane	240.65
Solid Waste Collection	334.71
Total Utilities	**22,793.15**
Vet Expense	525.22
Total Expenses	**$949,399.27**
NET OPERATING INCOME	**$ -552,462.12**
Other Income	
Dividends	8,057.42
Interest Income	342.75
Total Other Income	**$8,400.17**
Other Expenses	
50% Non-Deductible Meals	3,505.03
Guaranteed Payment	4,000.00
Total Other Expenses	**$7,505.03**
NET OTHER INCOME	**$895.14**
NET INCOME	**$ -551,566.98**

PLAINVIEW BEEF CO LLC
Statement of Owners Equity
January 1 2025 - December 31 2025

Equity		
Capital Accounts		1,513,796.29
Total Capital Accounts	**$**	**1,513,796.29**
Opening Balance Equity		0.00
Retained Earnings		490,119.79
Net Income		-551,566.98
Total Equity	**$**	**1,452,349.10**

PLAINVIEW BEEF CO LLC
Statement of Cash Flows
January - December 2025

		Total
OPERATING ACTIVITIES		
Net Income		-540,990.79
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-16,826.19
Investment - Charles Schwab		255,665.22
Livestock		7,856.20
Meat & By-Product Inventory		-358,080.00
Packaging Supplies Inventory		-15,370.00
Wheat Seed Inventory		-34,086.06
zAccumulated Depreciation		108,414.00
Deferred Fees for Capital Raise		-95,317.72
Deferred Receivable - Employee		-35,152.83
CapitalOne Credit Card		3,974.89
Note Payable - Brent Orr		40,000.00
Note Payable - Gabe Orr		150,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	11,077.51
Net cash provided by operating activities	-$	529,913.28
INVESTING ACTIVITIES		
Depreciable Assets:GPS Collars		-1,073.84
Depreciable Assets:Growing Center		-53,640.00
Depreciable Assets:Machinery & Equipment		-245,681.16
Depreciable Assets:Pens		-9,032.45
Depreciable Assets:Solar Components		-12,375.00
Depreciable Assets:Vehicles		-31,464.00
SPV		52,500.00
Net cash provided by investing activities	-$	300,766.45
FINANCING ACTIVITIES		
Capital Accounts:Capital Acct(s)		475,020.21
Retained Earnings		490,119.79
Net cash provided by financing activities	$	965,140.00
Net cash increase for period	$	134,460.27
Cash at beginning of period		24,792.55
Cash at end of period	$	159,252.82

PLAINVIEW BEEF CO LLC

Financial Statements

For the Year Ended December 31, 2024

PLAINVIEW BEEF CO LLC
Financial Statements
For the Year Ended December 31, 2024

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Plainview Beef Co LLC
Jenks, OK

Qualified Opinion

We have audited the accompanying financial statements of **Plainview Beef Co LLC** (an S corporation), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in members' equity and cash flows (collectively, "the financial statements") for the year then ended, and the related notes to the financial statements.

In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion section of our report, the financial statements referred to above present fairly, in all material respects, the financial position of **Plainview Beef Co LLC** as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Qualified Opinion

We did not observe the taking of the physical inventories at December 31, 2024 (stated at $274,845), since that date was prior to the time we were initially engaged as auditors for the Company. We were unable to obtain sufficient appropriate audit evidence about inventory quantities by other auditing procedures.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **Plainview Beef Co LLC** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company began operations during 2024 and did not have any sales during 2024, which creates uncertainty about the Company's viability into the future. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

above+beyond
AdamsBrown, LLC

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **Plainview Beef Co LLC's** ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Plainview Beef Co LLC's** internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Plainview Beef Co LLC's** ability to continue as a going concern for a reasonable period of time.

Plainview Beef Co LLC
Page 3

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

AdamsBrown, LLC

ADAMSBROWN, LLC
Certified Public Accountants
Wichita, Kansas

August 12, 2025

PLAINVIEW BEEF CO LLC
Balance Sheet
December 31, 2024

ASSETS

Current Assets

Cash and Cash Equivalents	$	24,793
Inventory		274,845
Investments		302,636
Total Current Assets		602,274

Property and Equipment

Buildings		114,693
Equipment		210,392
Vehicles		24,050
Pens		46,701
Accumulated Depreciation		(9,817)
Net Property and Equipment		386,019
Total Assets	$	988,293

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accrued Expenses	$	2,017

Members' Equity

Members' Equity		1,038,776
Due from Member		(52,500)
Total Members' Equity		986,276
Total Liabilities and Members' Equity	$	988,293

The accompanying notes are an integral part of the financial statements.

PLAINVIEW BEEF CO LLC
Statement of Operations
For the Year Ended December 31, 2024

Net Sales	$	-
Cost of Goods Sold		-
Gross Profit		-
Operating Expenses		
Selling, General and Administrative Expenses		324,974
Loss From Operations		(324,974)
Other Income		
Other Income		4,882
Investment Income		15,458
Other Income		20,340
Net Loss	$	(304,634)

The accompanying notes are an integral part of the financial statements.

PLAINVIEW BEEF CO LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2024

Members' Equity Beginning of the Year	$	-
Net Loss		(304,634)
Capital Contributions		1,343,410
Members' Equity End of the Year	$	1,038,776

The accompanying notes are an integral part of the financial statements.

PLAINVIEW BEEF CO LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net Loss	$	**(304,634)**
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities		
Depreciation Expense		**9,817**
Gain on Investments		**(11,952)**
(Increase) Decrease in		
Inventory		**(274,845)**
Increase (Decrease) in		
Accrued Expenses		**2,017**
Cash Used by Operating Activities		**(579,597)**
Cash Flows from Investing Activities		
Cash Paid for Purchases of Fixed Assets		**(373,176)**
Purchase of Investments		**(1,321,200)**
Sale of Investments		**1,030,516**
Cash Used by Investing Activities		**(663,860)**
Cash Flows from Financing Activities		
Capital Contributions		**1,268,250**
Net Increase in Cash		**24,793**
Cash at Beginning of Year		**-**
Cash at End of Year	$	**24,793**
Supplemental Disclosure		
Capital Contribution in Exchange for Capitalized Labor	$	**22,660**
Capital Contribution in Exchange for Due from Member		**52,500**

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Plainview Beef Co LLC was created in January 2024 as a start-up company through crowdfunding and operations began in July 2024. The Company raises sustainable cattle and sells beef, beef tallow products, and beef supplements directly to consumers. The cattle are raised in the midwestern region and beef and tallow production is out of Oklahoma.

Fiscal Year

The 2024 fiscal year includes transactions from June 26, 2024, through December 31, 2024.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers checking, savings, and depository accounts with financial institutions to be cash and cash equivalents.

Inventory

Inventory consists of cattle inventory and is stated at the lower of cost or net realizable value. Total inventory as of December 31, 2024 was $274,845.

Investments

Investments consist of money market funds. Investments are recorded at their fair value with realized and unrealized gains and losses reported in income.

Revenue Recognition

Revenues are recognized when control of the promised goods are transferred to the customer, in an amount that reflects the consideration the Company expects to collect in exchange for those goods. There were no sales for the year ended December 31, 2024.

100% of the Company's revenues will be recognized at a point in time.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

	Years
Buildings	15
Equipment	5-7
Vehicles	5
Pens	7

Depreciation expense was $9,817 for the year ended December 31, 2024.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2024 was $44,815.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. A partnership is not a tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its members and are taxed at the individual members' income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases result in the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease, measured on a discounted basis. The Company determines lease classification as operating or finance at the lease commencement date.

The Company combines lease and nonlease components, such as common area and other maintenance costs, in calculating the ROU assets and lease liabilities, if needed. The Company allocates the consideration to the lease and nonlease components using their relative standalone values.

The lease term may include options to extend or to terminate the lease that the Company is reasonably certain to exercise. Lease expense is generally recognized on a straight-line basis over the lease term.

The Company has elected not to record leases with an initial term of 12 months or less on the balance sheet. Lease expense on such leases is recognized on a straight-line basis over the lease term.

NOTE 2 – COMPANY CONDITION

The Company is a start-up and has incurred significant losses since its inception. As of the date of these financial statements, the Company has limited revenue-generating activities and relies heavily on external financing to fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. However, the Company is planning to commence sales in the near future, which is expected to generate revenue and improve its financial position. Management is actively seeking additional funding to mitigate these uncertainties. However, there can be no assurance that such efforts will be successful.

NOTE 3 – FAIR VALUE MEASUREMENTS

Accounting guidance established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described below.

Level 1
Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis:

Money market funds are valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1.

The following table presents assets measured at fair value by classification within the fair value hierarchy as of December 31, 2024:

	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Money Market Funds	$ 302,636	-	-	302,636

NOTE 4 – LEASES

The Company has a facility operating lease with a term through October 2025. The facility rent expense was $4,000 for the year ended December 31, 2024. The Company has other various short term leases, and total rent expense for the year ended December 31, 2024 was $6,773. Future minimum lease payments are as follows:

Years Ending December 31,		
2025	$	8,000

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company made total guaranteed payments of $90,000 to members of the Company during the year ended December 31, 2024.

The Company reimbursed expenses to members of the Company and their family in the amount of $27,096 for the year ended December 31, 2024.

The Company has a receivable due from a member (related party) related to capital contributions. As of December 31, 2024, the amount due was $52,500. This has been reported as a reduction to total members' equity on the balance sheet.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 12, 2025, which is the date the financial statements were available to be issued